EXHIBIT 99.1

FORM 51-102F3
Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY Seabridge Gold Inc. 106 Front Street East, Suite 400 Toronto, Ontario M5A 1E1
ITEM 2.	DATE OF MATERIAL CHANGE February 8, 2011
ITEM 3.	NEWS RELEASE Issued February 8, 2011 and distributed through the facilities of Marketwire (Canadian Timely Disclosure).
ITEM 4.
SUMMARY OF MATERIAL CHANGE

The Company announced that an independent mineral resource model for Seabridge Gold’s Iron Cap Zone estimates a new indicated resource containing 5.1 million ounces of gold and 1.7 billion pounds of copper immediately adjacent to the Mitchell deposit. The indicated resource is flanked by a halo of inferred resources containing an additional 3.4 million ounces of gold and 1.3 billion pounds of copper. The Iron Cap resource estimate was prepared by Resource Modeling Inc. (“RMI”) of Stites, Idaho and will be incorporated into an updated Preliminary Feasibility Study (“PFS”) scheduled for completion in April 2011.

The NI 43-101 compliant global resource estimate is as follows:

Iron Cap Mineral Resources at 0.50 g/t Gold Equivalent Cutoff-Grade

Resource Category	Tonnes (000)	Gold (000 of ounces)	Cu (%)	Copper (millions of lbs)	Silver (g/t)	Silver (000 of ounces)	Moly (ppm)	Moly (millions of lbs)
Indicated	361,700	5,117	0.21	1,674	5.4	62,796	47	37.5
Inferred	297,300	3,441	0.20	1,310	3.9	37,278	60	39.3

A new global resource estimate for the KSM project, including the Mitchell, Sulphurets and Kerr zones, will be released shortly. The Company expects that most of the indicated resource should qualify as reserves in our new PFS and improve the economics for the KSM project

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE See attached news release.
ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102 Not applicable
ITEM 7.	OMITTED INFORMATION No information has been omitted on the basis that it is confidential information.
ITEM 8.	EXECUTIVE OFFICER Contact: Rudi Fronk Telephone: (416) 367-9292
ITEM 9.	DATED at Toronto, Ontario, this 8th day of February of 2011.

APPENDIX A

Seabridge Gold Inc.
News Release

Trading Symbols:	TSX: SEA NYSE Amex: SA	For Immediate Release February 8, 2011

Seabridge Reports Major New Gold/Copper Resource at KSM’s Iron Cap Zone
Indicated Resource Copper Grade 24% Higher than Adjoining Mitchell Deposit

Toronto, Canada…An independent mineral resource model for Seabridge Gold’s Iron Cap Zone at its 100% owned KSM project estimates a new indicated resource containing 5.1 million ounces of gold and 1.7 billion pounds of copper immediately adjacent to the Mitchell deposit. The indicated resource is flanked by a halo of inferred resources containing an additional 3.4 million ounces of gold and 1.3 billion pounds of copper. The Iron Cap resource estimate was prepared by Resource Modeling Inc. (“RMI”) of Stites, Idaho and will be incorporated into an updated Preliminary Feasibility Study (“PFS”) scheduled for completion in April 2011.

The NI 43-101 compliant global resource estimate is as follows:

Iron Cap Mineral Resources at 0.50 g/t Gold Equivalent Cutoff-Grade

Resource Category	Tonnes (000)	Gold (000 of ounces)	Cu (%)	Copper (millions of lbs)	Silver (g/t)	Silver (000 of ounces)	Moly (ppm)	Moly (millions of lbs)
Indicated	361,700	5,117	0.21	1,674	5.4	62,796	47	37.5
Inferred	297,300	3,441	0.20	1,310	3.9	37,278	60	39.3

A new global resource estimate for the KSM project, including the Mitchell, Sulphurets and Kerr zones, will be released shortly.

Seabridge Gold President and CEO Rudi Fronk said “the Iron Cap resource has exceeded our expectations. Our objective was to book a five million ounce gold resource in all categories. In fact, we have achieved more than five million ounces of indicated resources with a superior copper grade which should help us optimize mine plans to maintain a favorable copper head grade. We expect that most of the indicated resource should qualify as reserves in our new PFS and improve the economics for the KSM project.”

RMI estimated gold and copper grades using inverse distance weighting methods within geologically constrained gold and copper grade domains that were constructed for the Iron Cap zone. The grade models were validated visually and by comparisons with nearest neighbor models. The estimated block grades were classified into indicated and inferred mineral resource categories based on mineralized continuity that was determined both visually and statistically (i.e. variogram ranges) together with the proximity to drill hole data. To facilitate comparisons with previous resource estimates, recoverable gold equivalent grades were calculated using the same $650 gold price with a 70% recovery rate and a $2.00 copper price with an 85% recovery rate. The cutoff grade for resource tabulation was set at 0.50 grams per tonne (g/t) gold equivalent, also consistent with the cutoff grade used for previous KSM resource estimates.

The resource model for Iron Cap incorporates data from a total of 51 core holes (41 drilled by Seabridge in 2010 plus 10 holes drilled by previous operators) totaling about 17,700 meters. Grades from the 10 holes drilled by previous operators were compared with nearby holes drilled by Seabridge.  The grades of the older holes were found to be comparable with the newer holes.  For example, the average gold grade of the old and new holes within 50 meters of one another was 0.43 and 0.45 g/t, respectively.  RMI reviewed the quality assurance/quality control protocols and results from Seabridge’s 2010 drilling program and has deemed that the number and type of gold and copper standard reference materials (standards, blanks, and duplicates) were reasonable. Based on the performance of those standard reference materials, RMI believes that the Seabridge drill samples are reproducible and suitable for estimating mineral resources. RMI constructed a preliminary block model in August 2010 using ten historic and eight 2010 Seabridge drill holes that had been completed as of that date.  After the 2010 drilling campaign was completed, RMI compared the grades from 33 Seabridge core holes that were completed after the preliminary block model had been constructed.  This comparison showed that the newly obtained drill hole intervals were slightly higher in grade (gold, copper, silver, and molybdenum) than the estimated preliminary model blocks.  The infill drilling program also validated and expanded the volume of mineralization that was established by the initial ten drill holes.

Gold resource estimates included herein were prepared by Resource Modeling Inc. under the direction of Michael Lechner, who is independent of Seabridge and a Qualified Person as defined by National Instrument 43-101. Mr. Lechner is a highly regarded expert in his field and frequently undertakes independent resource estimates for major mining companies. Mr. Lechner has reviewed and approved this news release. The independent technical report detailing the Iron Cap resource model, plus updated resource estimates for the Mitchell, Sulphurets and Kerr zones will be filed on SEDAR at www.sedar.com.

Exploration activities by Seabridge Gold at KSM have been conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. An ongoing and rigorous quality control/quality assurance protocol was employed during the 2010 program including blank and reference standards in every batch of assays. Cross-check analyses are being conducted at a second external laboratory on 10% of the samples. Samples were assayed at Eco Tech Laboratory Ltd., Kamloops, B.C., using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements.

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and mineral resources by category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the amount of mineral reserves and mineral resources; (ii) any potential for the increase of mineral reserves and mineral resources, whether in existing zones or new zones; (iii) the amount of future production; (iv) further optimization of the PFS including metallurgical performance; (v) completion of and submission of the Environmental Assessment Application; and (vi) potential for engineering improvements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. These assumptions include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing further optimizations and potential in exploration programs and proposed operations; (xiii) receipt of regulatory approvals on acceptable terms, including the necessary right of way for the proposed tunnels; and (xiv) the negotiation of satisfactory terms with impacted First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2009 and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD
"Rudi Fronk"
President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net